# Meet Biodel AG and our primary product, *SEQUESTER®*

*Biodel AG is raising capital under a Reg CF offering on the WeFunder Platform. This paper is intended to introduce prospective investors to the large market opportunity of Biodel AG and Sequester®. Sequester® is used by commercial AG producers for the restoration of soil health to economically sequester GHG's ($CO_2$, CH4, N2O). A combination of private GHG markets and government incentives are expected to incentivize AG Landowners to make the multi-year commitment to transition to regenerative practices.*

***DISCLAIMER: This document is not an offer to buy or sell any securities, which can only be made on the Wefunder portal under Regulation CF.***

Biodel AG manufactures Sequester®, a unique product used to restore soil health and transition AG Lands to regenerative practices. Today, commercial AG producers are faced with diminishing returns, drought conditions and rising input and energy costs. To resolve these issues, soil health and function must be restored to use less water, less fertilizer, and less horsepower to grow crops profitably.

Biodel AG is raising capital to expand production capacity and market Sequester® on a broad scale in 9 Western States and Northern Mexico totaling 30 million acres of degraded soils. Sequester is marketed online, as well as through a network of crop consultants, AG Retailers, and AG Distributors. An initial emphasis on this market area is expected to generate product awareness that will open significantly greater sales opportunities. Please see the Sequester® website at https://sequester.ag

Biodel AG will expand marketing efforts towards the residential, landscape and small farm users with a focus on carbon sequestration to reduce water and fertilizer applications. For commercial AG producers, the emphasis is improved water use efficiency, greater nutrient uptake, salinity management, and carbon sequestration that is measurable with annual analysis of Soil Organic Carbon and bioactivity.

Biodel AG manufactures the two key ingredients in the Sequester® formulation - ***Cyanoblend®***, a proprietary blend of cyanobacteria strains; and ***Isoprenoid Amino Complex®,*** a patented plant extract that enhances the biological functions of soil and crops. These ingredients assure an environment of high margins and profitability for Biodel AG while providing an economical solution to degraded soils for our customers.

Sequester® is needed now to 1) *restore soil health and function to reduce water and fertilizer use*; .and 2) *transition AG Lands to regenerative practices to sequester carbon from the atmosphere*.

## *Biodel AG's focus on Feeding People while Mitigating Global Warming.*

Biodel AG is focused on the growing shift to regenerative practices by AG Landowners and operators. Today, less than 5% of 450 million intensively farmed acres in the USA is operated under regenerative practices. That is approximately 22.5 million acres. Yet in order to effectively sequester large volumes of $CO_2$ annually and comply with the Net Zero Carbon Emissions by 2050, we need to shift the balance of acreage. There are some economic predictions that Trillions of dollars will be spent to incentivize the transition of farmland to regenerative practices. Biodel AG is well positioned to benefit from this transition.

Practically all AG Lands are in a degraded state as soil organic carbon content has declined by 40 – 60% according to the Soil Institute[1]. Regenerative practices are generally built around the establishment and maintenance of the soils' microbial biomass by grazing animals or compost applications. The problem is there is not enough grazing animals, nor an adequate supply of compost from confined animal feeding operations to transition a significant part of the farmland in the USA to regenerative practices.

Sequester® offers commercial AG producers an economical means to reclaim degraded soils and make the transition. The unique characteristics of *Cyanoblend®*, the primary ingredient in Sequester®, displace the need for grazing or the expense of applying tons of compost per acre, even if it was available in the quantity necessary. Sequester is a concentrated liquid that can be applied with current equipment on any crop at any time.

Biodel AG offers two application strategies: 1) ***Microbial Soil Reclamation***. A multiple application and multiple year strategy to transition to regenerative practices and accumulate many tons of atmospheric carbon in the soil and optimize soil function for the highest possible water use efficiency, nutrient availability, and sustainability; or 2) ***Micro Cover Crop***. A single crop strategy for growers who seek the benefits of a terrestrial cover crop yet lack the time or resources yet want to begin transitioning to regenerative practices or simply maintain soil health and function.

[1] https://soilhealthinstitute.org/our-strategy/

## *As a Shareholder in Biodel AG:*

1. You are making a strong contribution to restoring soil health and sequestering carbon. YOUR investment drives the introduction and sale of ***Sequester®*** to an expanding market that must rapidly shift to regenerative practices.
2. You will receive a gift of ***Sequester®*** product to use on your own soils – lawn and landscape, with the option to purchase additional product at a discounted rate as a shareholder. Discounts will apply to large commercial AG producers who are shareholders as well.



3. Your investment will have an impact throughout the world as individuals, landowners, governments, NGOs and major $CO_2$ emitters seek economical ways to sequester atmospheric carbon back into the soil.
4. Finally, the board of directors and management team of Biodel Ag are highly experienced individuals from business and agriculture who have contributed capital, time, and expertise to establish Biodel AG and develop ***Sequester®***.

As you consider joining Biodel AG as a shareholder, our interests are aligned with a noble cause of restoring sustainability and resilience to our food supply while facilitating the sequestration of GHG's to rebalance our atmosphere. Our intention and expectation are for profitable operations that will be reflected in the value of shares purchased.

## *The Sequester® Team*

---

https://biodelag.com

https://sequester.ag